UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

A.                                    Name of issuer or person filing (“Filer”):

NEW GOLD INC.

B.                                    (1)                                 This is [check one]:

☒                                  an original filing for the Filer.

☐                                    an amended filing for the Filer.

(2)                                 Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T
Rule 101(b)(9) ☐

C.                                    Identify the filing in conjunction with which this form is being filed:

Name of registrant:                                                                                       NEW GOLD INC.

Form type:                                                                                                                                    Registration Statement on Form F-10

File number (if known):                                                                 333-216168

Filed by:                                                                                                                                                 NEW GOLD INC.

Date filed (if filed

concurrently, so indicate):                                                    February 22, 2017, concurrently herewith

D.                                    The Filer is incorporated or organized under the laws of British Columbia and has its principal place of business at:

181 Bay Street, Suite 3510
Toronto, Ontario
M5J 2T3

Telephone: (416) 324-6000

E.                                    The Filer designates and appoints CT Corporation System (the “Agent”), located at:

CT Corporation System
111 Eighth Avenue, New York, NY 10011
Telephone: (212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                                 any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                     Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.                                   The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, this February 22, 2017.

Filer: NEW GOLD INC.	By:	/s/ Hannes Portmann
	Name:	Hannes Portmann
	Title:	President and Chief Executive Officer

CT Corporation System as Agent for Service of Process for NEW GOLD INC.

By:	/s/ James Halpin
Name: James Halpin
Title: Assistant Secretary